Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our dollar coverage deficiency. Any time we offer debt securities pursuant to this prospectus, we will provide an updated table setting forth our ratio of earnings to fixed charges on a historical basis in the applicable prospectus supplement, if required. Any time we offer shares of preferred stock pursuant to this prospectus, we will provide a table setting forth our ratio of combined fixed charges and preferred stock dividends to earnings, if required.

	Period From May 9, 2013 (Date of Inception) to December 31, 2013	Year Ended December 31, 2014	Year Ended December 31, 2015	Year Ended December 31, 2016	Three Months Ended March 31, 2017
Ratio of earnings to fixed charges(1)	*	*	*	*	*
Deficiency	$(10,302)	$(20,706)	$(35,876)	$(72,398)	$(24,528)

*      Less than one to one coverage

(1)         The ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. Earnings consist of income before income taxes plus fixed charges. Fixed charges consist of interest expense, including amortized discounts, premiums and capitalized expenses related to indebtedness.